UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Vsource, Inc.

(Name of Subject Company (Issuer))

Vsource, Inc. (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series 1-A Convertible Preferred Stock

Series 2-A Convertible Preferred Stock

Series 4-A Convertible Preferred Stock

(Title of Class of Securities)

92908B 30 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Phillip E. Kelly

Chief Executive Officer

Vsource, Inc.

7855 Ivanhoe Avenue, Suite 200

La Jolla, CA 92037

(858) 551-2920

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies To:

Brooks Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Suite 4400

Chicago, IL 60606-5096

312-984-7594

CALCULATION OF FILING FEE

TRANSACTION VALUATION:	AMOUNT OF FILING FEE:

$15,812,275	$2,003.42

(1)	Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon the proposed purchase price of the securities being issued in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  $2,003.42

FORM OR REGISTRATION NO.:  PREM 14C

FILING PARTY:  Vsource, Inc

DATE FILED:  July 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by Vsource, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange all outstanding shares of its Series 1-A Convertible Preferred Stock, Series 2-A Convertible Preferred Stock and Series 4-A Convertible Preferred Stock for shares of a new wholly owned subsidiary.

The Company’s offer is made on the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Circular, dated October 15, 2004 (the “Offering Circular”) and the related letter of transmittal.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e–4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Circular, which is filed with this Schedule TO as Exhibit (a)(1), and the Information Statement, which is filed as Exhibit (a)(3), are incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

ITEM 1:            SUMMARY TERM SHEET.

The information set forth in the section of the Offering Circular captioned “Summary Term Sheet” is incorporated herein by reference.

ITEM 2:            SUBJECT COMPANY INFORMATION.

(a)	This issuer is: Vsource, Inc.

7855 Ivanhoe Avenue

Suite 200

La Jolla, California 92037

(858) 551-2920

(b)	The subject securities are the Series 1-A Convertible Preferred Stock, Series 2-A Convertible Preferred Stock and Series 4-A Convertible Preferred Stock. As of September 15, 2004, there were 945,008 shares of Series 1-A Convertible Preferred Stock outstanding; 334,244 shares of Series 2-A Convertible Preferred Stock outstanding, and 17,364 shares of Series 4-A Convertible Preferred Stock outstanding. All of the Preferred Stock was sold by Vsource in separate private placements and have not been registered under Section 12 of the Securities Act of 1933, as amended. There are currently a total of 49 holders of Preferred Stock.

(c)	There is no established trading market for the Series 1-A Preferred Stock, Series 2-A Preferred Stock or Series 4-A Preferred Stock. The information set forth in the section of the Offering Circular captioned, “Information Related to the Vsource Capital Stock” is incorporated herein by reference.

ITEM 3:            IDENTITY AND BACKGROUND OF FILING PERSONS.

The filing person is: Vsource, Inc.
7855 Ivanhoe Avenue
Suite 200
La Jolla, California 92037
(858) 551-2920

The following persons are the directors and executive officers of Vsource:

Name	Position
Phillip E. Kelly	Chairman of the Board of Directors and Chief Executive Officer
Dennis M. Smith	Vice Chairman, Chief Financial Officer and Chief Strategy Officer
I. Steven Edelson	Director
Stephen Stonefield	Director
Luc Villette	Director
Robert N. Schwartz, PhD.	Director

The address of each executive officer and director is c/o Vsource, Inc., 7855 Ivanhoe Avenue, Suite 200, La Jolla, California 92037, and each such person’s telephone number is (858) 551-2920.

ITEM 4:            TERMS OF THE TRANSACTION.

(a)

The information set forth in the sections of the Offering Circular captioned: “Summary Term Sheet”, “Summary Description of the Rights and Preferences of the Preferred Stock”, “The Exchange Offer – Termination; Extension of Exchange Period; Amendment”, “The Exchange Offer – Withdrawal Rights”,

“Certain U.S. Federal Income Tax Matters”, “The Exchange Offer – Acceptance of Preferred Stock; Delivery of Asia Common Shares”, “The Exchange Offer – Procedures for Submitting Preferred Stock” is incorporated herein by reference. The information set forth in the section of the Information Statement captioned “Summary of the Transaction – Accounting Treatment of the Transaction” is incorporated herein by reference.

(b)	The information set forth in the section of the Offering Circular captioned “Summary Term Sheet” and the information set forth in the section of the Information Statement captioned “General Information - Interests of Certain Persons in the Transaction” is incorporated herein by reference.

ITEM 5:            PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offering Circular captioned “Termination of Registration Rights Agreement and Stockholders Agreement” and “Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

ITEM 6:            PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the sections of the Information Statement captioned “Summary Term Sheet – Reasons For the Transaction” and “Summary of the Transaction – Reasons for Approval by Board of Directors and Special Committee” are incorporated herein by reference.

(b)	The Company intends to retire the shares of Preferred Stock acquired in the exchange offer. The information set forth in the section of the Offering Circular captioned “Summary Term Sheet – The Exchange Offer” is incorporated herein by reference.

(c)	The information set forth in the sections of the Offering Circular captioned “Summary Term Sheet – Amendment To Our Charter” and “Agreements, Regulatory Requirements and Legal Proceedings” and the information set forth in the sections of the Information Statement captioned “Summary of the Transaction – Our Operations, Assets, Liabilities and Capital Structure after the Transaction”, “Summary of the Transaction – General,” “Summary Of Amendment To Our Certificate Of Incorporation Converting Series 4-A Preferred Stock To Common Stock” and “Interests of Certain Persons in the Transaction – Officers and Directors After the Transaction” is incorporated herein by reference.

ITEM 7:            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There is no cash payment involved in the exchange offer. There are no financing arrangements or financing plans associated with the exchange offer. The consideration shall be comprised solely of shares of a company formed for the purpose of the transaction. Vsource estimates that it will need to pay approximately $350,000 of expenses related to the exchange offer. Vsource will pay such expenses with existing available cash.

ITEM 8:            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in the section of the Information Statement captioned “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	The information set forth in the section of the Offering Circular captioned “Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

ITEM 9:            PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Offering Circular captioned “The Exchange Offer – Solicitations; Fees and Expenses” is incorporated herein by reference.

ITEM 10:            FINANCIAL STATEMENTS.

(a)	The following financial statements and financial information are incorporated herein by reference:

(1)	The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004;

(2)	The unaudited condensed consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004;

(3)	As neither debt nor preference securities are being registered, no ratio of earnings to fixed charges is required pursuant to Item 503(b) of Regulation S-K.

(4)	The information set forth in the Offering Circular captioned “Vsource Inc. Selected Pro Forma Financial Data – Unaudited Pro Forma Comparative Per Share Data.”

(b)	The information set forth in the section of the Information Statement captioned “Vsource Asia Berhad Selected Pro Forma Financial Data” and the information set forth in the sections of the Offering Circular captioned “Vsource Inc. Selected Pro Forma Financial Data” and “Vsource Asia Berhad Selected Pro Forma Financial Data” is incorporated herein by reference.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) above can be obtained as provided in the section of the Offering Circular captioned “Where You Can Find More Information.”

ITEM 11:            ADDITIONAL INFORMATION.

The section of the Offering Circular captioned “Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

ITEM 12:            EXHIBITS.

(a)(1)    Exchange Offer and Consent Solicitation Circular dated October 15, 2004

(a)(2)    Letter to Preferred Stockholders dated October 15, 2004

(a)(3)    Information Statement dated September 1, 2004

(a)(4)    Supplemental Letter to Preferred Stockholders

(d)(1)    Form of Commitment Letter

(d)(2)    Common Stock and Warrant Purchase Agreement, dated August 31, 2004

(d)(3)    Representation Letter, dated October 15, 2004

(d)(4)    Symphony Offer Document, dated October 15, 2004

ITEM 13:            INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VSOURCE, INC.

By:	/s/ Dennis M. Smith
Name:	Dennis M. Smith
Title:	Chief Financial Officer

Dated: October 15, 2004